Vista Outdoor Rejection of MNC Proposal June 10, 2024

2 No Offer or Solicitation This communication is neither an offer to sell, nor a solicitation of an offer to buy any securities, the solicitation of any vote, consent or approval in any jurisdiction pursuant to or in connection with the Transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law. Additional Information and Where to Find It These materials may be deemed to be solicitation material in respect of the Transaction. In connection with the Transaction, Revelyst, a subsidiary of Vista Outdoor, filed with the SEC a registration statement on Form S-4 in connection with the proposed issuance of shares of common stock of Revelyst to Vista Outdoor stockholders pursuant to the Transaction, which Form S-4 includes a proxy statement of Vista Outdoor that also constitutes a prospectus of Revelyst (the “proxy statement/prospectus”). INVESTORS AND STOCKHOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING OUR PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION AND THE PARTIES TO THE TRANSACTION. The registration statement was declared effective by the SEC on March 22, 2024, and we have mailed the definitive proxy statement/prospectus to each of our stockholders entitled to vote at the meeting relating to the approval of the Transaction. Investors and stockholders may obtain the proxy statement/prospectus and any other documents free of charge through the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by Vista Outdoor are available free of charge on our website at www.vistaoutdoor.com. Participants in Solicitation Vista Outdoor, Revelyst, CSG Elevate II Inc., CSG Elevate III Inc. and CZECHOSLOVAK GROUP a.s. and their respective directors, executive officers and certain other members of management and employees, under SEC rules, may be deemed to be “participants” in the solicitation of proxies from our stockholders in respect of the Transaction. Information about our directors and executive officers is set forth in our proxy statement on Schedule 14A for our 2023 Annual Meeting of Stockholders, which was filed with the SEC on June 12, 2023, and subsequent statements of changes in beneficial ownership on file with the SEC. These documents are available free of charge through the SEC’s website at www.sec.gov. Additional information regarding the interests of potential participants in the solicitation of proxies in connection with the Transaction, which may, in some cases, be different than those of our stockholders generally, is also included in the proxy statement/prospectus relating to the Transaction.

Forward-Looking Statement 3 Some of the statements made and information contained in this press release, excluding historical information, are “forward-looking statements,” including those that discuss, among other things: Vista Outdoor Inc.’s (“Vista Outdoor”, “we”, “us” or “our”) plans, objectives, expectations, intentions, strategies, goals, outlook or other non-historical matters; projections with respect to future revenues, income, earnings per share or other financial measures for Vista Outdoor; and the assumptions that underlie these matters. The words “believe,” “expect,” “anticipate,” “intend,” “aim,” “should” and similar expressions are intended to identify such forward-looking statements. To the extent that any such information is forward-looking, it is intended to fit within the safe harbor for forward-looking information provided by the Private Securities Litigation Reform Act of 1995. Numerous risks, uncertainties and other factors could cause our actual results to differ materially from the expectations described in such forward-looking statements, including the following: risks related to the previously announced transaction among Vista Outdoor, Revelyst, Inc. (“Revelyst”), CSG Elevate II Inc., CSG Elevate III Inc. and CZECHOSLOVAK Group a.s. (the “Transaction”), including (i) the failure to receive, on a timely basis or otherwise, the required approval of the Transaction by our stockholders, (ii) the possibility that any or all of the various conditions to the consummation of the Transaction may not be satisfied or waived, including the failure to receive any required regulatory approvals from any applicable governmental entities (or any conditions, limitations or restrictions placed on such approvals), (iii) the possibility that competing offers or acquisition proposals may be made, (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement relating to the Transaction, including in circumstances which would require Vista Outdoor to pay a termination fee, (v) the effect of the announcement or pendency of the Transaction on our ability to attract, motivate or retain key executives and employees, our ability to maintain relationships with our customers, vendors, service providers and others with whom we do business, or our operating results and business generally, (vi) risks related to the Transaction diverting management’s attention from our ongoing business operations and (vii) that the Transaction may not achieve some or all of any anticipated benefits with respect to either business segment and that the Transaction may not be completed in accordance with our expected plans or anticipated timelines, or at all; impacts from the COVID-19 pandemic on our operations, the operations of our customers and suppliers and general economic conditions; supplier capacity constraints, production or shipping disruptions or quality or price issues affecting our operating costs; the supply, availability and costs of raw materials and components; increases in commodity, energy, and production costs; seasonality and weather conditions; our ability to complete acquisitions, realize expected benefits from acquisitions and integrate acquired businesses; reductions in or unexpected changes in or our inability to accurately forecast demand for ammunition, accessories, or other outdoor sports and recreation products; disruption in the service or significant increase in the cost of our primary delivery and shipping services for our products and components or a significant disruption at shipping ports; risks associated with diversification into new international and commercial markets, including regulatory compliance; our ability to take advantage of growth opportunities in international and commercial markets; our ability to obtain and maintain licenses to third-party technology; our ability to attract and retain key personnel; disruptions caused by catastrophic events; risks associated with our sales to significant retail customers, including unexpected cancellations, delays, and other changes to purchase orders; our competitive environment; our ability to adapt our products to changes in technology, the marketplace and customer preferences, including our ability to respond to shifting preferences of the end consumer from brick and mortar retail to online retail; our ability to maintain and enhance brand recognition and reputation; others’ use of social media to disseminate negative commentary about us, our products, and boycotts; the outcome of contingencies, including with respect to litigation and other proceedings relating to intellectual property, product liability, warranty liability, personal injury, and environmental remediation; our ability to comply with extensive federal, state and international laws, rules and regulations; changes in laws, rules and regulations relating to our business, such as federal and state ammunition regulations; risks associated with cybersecurity and other industrial and physical security threats; interest rate risk; changes in the current tariff structures; changes in tax rules or pronouncements; capital market volatility and the availability of financing; foreign currency exchange rates and fluctuations in those rates; general economic and business conditions in the United States and our markets outside the United States, including as a result of the war in Ukraine and the imposition of sanctions on Russia, the COVID-19 pandemic, conditions affecting employment levels, consumer confidence and spending, conditions in the retail environment, and other economic conditions affecting demand for our products and the financial health of our customers. You are cautioned not to place undue reliance on any forward-looking statements we make, which are based only on information currently available to us and speak only as of the date hereof. A more detailed description of risk factors that may affect our operating results can be found in Part 1, Item 1A, Risk Factors, of our Annual Report on Form 10-K for fiscal year 2024, and in the filings we make with the Securities and Exchange Commission (the “SEC”) from time to time. We undertake no obligation to update any forward-looking statements, except as otherwise required by law.

Non-GAAP Financial Measures 4 Non-GAAP financial measures such as adjusted EBITDA and adjusted EBITDA margin as included in this presentation are supplemental measures that are not calculated in accordance with Generally Accepted Accounting Principles (“GAAP”). Adjusted EBITDA is defined as net income before other income/(expense), interest, taxes, and depreciation and amortization, excluding certain non-recurring and non-cash items. We calculate adjusted EBITDA margin as adjusted EBITDA divided by net sales. Vista Outdoor management believes adjusted EBITDA and adjusted EBITDA margin provide investors with an important perspective on Vista Outdoor’s core profitability and help investors analyze underlying trends in its business and evaluate its performance on an absolute basis and relative to its peers. Adjusted EBITDA and adjusted EBITDA margin should be considered in addition to, and not as substitutes for, GAAP net income and GAAP net income margin. Vista Outdoor’s definitions may differ from those used by other companies. Vista Outdoor has not reconciled adjusted EBITDA or adjusted EBITDA margin guidance to GAAP net income or GAAP net income margin guidance because Vista Outdoor does not provide guidance for net income, which is a reconciling item between GAAP net income and non-GAAP adjusted EBITDA. Accordingly, a reconciliation to net income is not available without unreasonable effort.

Summary of Key Recent Developments 5 1 We remain confident that the CSG transaction will receive clearance from CFIUS2 On June 6, 2024, Vista received a $2Bn+ all-cash offer for The Kinetic Group from a U.S. based private investment firm, which the Board determined has met the standard for engagement under the terms of the CSG merger agreement 3 The Board will adjourn the shareholder vote from June 14, 2024 to July 2, 2024 to allow Vista to engage with the U.S. based private investment firm and clearly communicate with stockholders in advance of the vote 4 On June 10, 2024, the Board announced the rejection of MNC’s proposal of $39.50 per share after determining that it would not be more favorable to Vista stockholders from a financial point of view than the CSG transaction

Review of Historical Engagement with MNC

	MNC Actions	What Happened
$35.00 Indication February 19, 2024	• MNC submitted proposal of $35.00 per share	• The Board determined that the indication would not be more favorable to Vista stockholders from a financial point of view than the CSG transaction • In addition, MNC's indication did not include any evidence of committed financing

On March 4, 2024, Vista rejected MNC's offer of $35.00

	MNC Actions	What Happened
$37.50 Indication March 25, 2024	• MNC publicly released a revised indication of $37.50 per share • MNC indicated that they would only require 2 weeks of confirmatory due diligence to complete their review	• Vista communicated to MNC that MNC would need to meaningfully increase their offer price and provide evidence of fully committed financing • Vista engaged with MNC over ~6 weeks (instead of 2 weeks) of diligence, providing access to ~4,900 documents, ~200 data requests and conducting over a dozen meetings with management • After asserting that they were working to meaningfully increase their price, MNC did not increase their purchase price or provide evidence of fully committed financing

On May 28, 2024, Vista rejected MNC's offer of $37.50, after 6 weeks of diligence and no change in price or evidence of committed financing

	MNC Actions	What Happened
$39.50 Indication June 6, 2024	• MNC publicly released a revised indication of $39.50 per share	• MNC made inaccurate statements unsupported by facts • Proposal reflected a decrease in enterprise valuation despite a price per share increase • MNC has yet to provide actionable committed financing

On June 10, 2024, Vista rejected MNC's offer of $39.50, which continues to undervalue Revelyst and does not contain actionable financing

VISTA OUTDOOR
6

Rationale for the Company’s Rejection of MNC’s Latest Proposal 7 MNC’s proposal undervalues Vista and, in particular, Revelyst and contains numerous inaccuracies 1 MNC’s proposal of $39.50 represents an enterprise value (as of June 2024) for Vista Outdoor and Revelyst that is below their prior proposal of $37.50 that was rejected after six weeks of diligence access MNC’s draft financing commitments do not constitute committed financing in a form that can be executed, and remain subject to lender due diligence 2 3 Despite Engaging with MNC in Earnest, MNC’s Proposal Continues to Undervalue Revelyst and Does Not Contain Actionable Financing

Balance Sheet Date FYQ3 FYQ3 FYQ4 Mid-June Vista Equity Value 2,070 2,218 2,348 2,348 (+) Net Debt 778 778 660 590 Vista Enterprise Value 2,848 2,996 3,008 2,938 (-) Estimated Net Proceeds from CSG Deal (1,815) (1,815) (1,865) (1,865) Revelyst Implied Enterprise Value 1,033 1,181 1,143 1,073 MNC’s $39.50 Offer Does Not Represent an Increased Enterprise Value for Vista or Revelyst 8 $1,033 $1,181 $1,143 $1,073 • Due to Vista’s significant cash generation and debt paydown during the last quarter, MNC’s $39.50 offer represents virtually the same $3.0Bn enterprise value for Vista as the $37.50 offer • Including CSG’s recent purchase price increase of $50MM, together with the debt paydown, the implied Revelyst enterprise value decreased by over $100MM in MNC’s $39.50 indication Key Considerations A B Implied Revelyst Enterprise Value ($MM) MNC’s $39.50 offer significantly undervalues the future potential of Revelyst and Vista as a whole and contains numerous inaccuracies Estimated Net Proceeds from CSG Revelyst Implied Enterprise Value Vista Outdoor Enterprise Value A B Offer 1 $35.00 Offer 2 $37.50 Offer 3 $39.50

MNC's Claims Contain Inaccuracies Not Supported by Facts

	MNC Claim	Facts / Considerations
1	MNC requires incremental due diligence to improve its proposal	Over the course of 20 months, MNC has received 1,050+ info requests and ~4,900 documents and conducted over 35 meetings/calls with management; the remaining due diligence items cited by MNC should not drive its view of value
2	MNC's proposal is not subject to any financing condition	MNC has never provided fully committed, actionable financing; even after six weeks of further diligence, MNC's financing is still subject to continued lender due diligence
3	CSG transaction is unlikely to receive CFIUS clearance	Vista remains confident that the CSG transaction will receive clearance from CFIUS, which is the final regulatory approval required for the closing of the CSG transaction
4	According to MNC, Vista is worth ~$3Bn and Revelyst is worth ~$1Bn	MNC's proposal significantly undervalues Revelyst, limits any multiple rerating and does not incorporate the benefits of a competitive sale process; Revelyst expects significant value creation as it expects to double standalone Adj. EBITDA in FY25, achieving mid-teens EBITDA margins in the long-term
5	According to Vista, Revelyst is worth ~$570MM	Revelyst separation is expected to unlock significant long-term value not fully recognized in the share price, more than the implied ~$1Bn in MNC's proposal; for reference, ~$570MM was the implied value of Revelyst in the share price as of 1/30/24 and not reflective of the implied separation value of Revelyst
6	Absent MNC's proposal, Vista would trade below $30	There is no support for this claim; Vista's share price was trading above $31 before MNC's $35 offer was made public; furthermore, since MNC's initial public proposal, CSG has increased their purchase price and Vista has generated additional cash, both of which should positively impact Vista's stock price
7	MNC's proposal provides a substantial premium to Vista's share price	Share price premium is not a relevant reference point given an inability to appropriately isolate events that have occurred since the CSG announcement; furthermore, the Vista share price to-date does not factor in the value creation opportunity of separating the businesses and achieving the long-term plan
8	Revelyst has limited liquidity	Revelyst will be well-capitalized post-transaction to successfully execute its capital allocation strategy with ~$250MM of cash on hand, no outstanding debt, and a revolving credit facility

VISTA OUTDOOR

9

MNC Failed to Come Through Despite Long History of Engagement

20	35+	1,050+	~4,900
Months Since Beginning of MNC Engagement	Meetings/Calls and Site Tours with MNC	MNC Info Requests Answered Overall	Documents in Recent MNC Dataroom

History of Engagement

Nearly Two Years Since Beginning of Engagement with MNC

MNC's Interest in The Kinetic Group (September 2022 – October 2023)

- MNC's interest in acquiring The Kinetic Group dates back nearly two years, when MNC submitted an initial proposal to acquire it for $1.2 billion
- Over the ensuing 12+ months, MNC submitted numerous indications to acquire Kinetic, including as part of the process that resulted in the CSG transaction
  - MNC had the same level of diligence access as CSG and was given every opportunity to put forward a proposal superior to CSG and declined to do so
  - MNC was unable to produce fully committed financing

MNC's Interest in Vista (February 2024 – Present)

- MNC's interest in acquiring Vista began in February 2024, when MNC submitted an indication to acquire 100% of Vista for $35.00 per share
- Beginning the week of April 15, Vista began granting diligence access to MNC in response to their March 25 offer of $37.50 per share
- Over the ensuing ~6 weeks, MNC was granted significant access to (i) Vista management via calls and meetings and (ii) large quantities of confidential information
- The length of time and quantity of information provided far exceeded what MNC indicated was necessary to improve their proposal and finalize financing commitments

Nature of Diligence Access

Vista Has Provided MNC with Significant Diligence Access, Which Has Far Exceeded What MNC Even Indicated Was Necessary to Improve Their Proposal

MNC's Interest in The Kinetic Group (September 2022 – October 2023)

- As part of the sale process resulting in the CSG transaction:
  - Vista addressed in excess of 850 information requests and questions from MNC
  - Vista management held in excess of 25 meetings and site tours with MNC
  - MNC had access to a virtual data room containing approximately 4,150 documents

MNC's Interest in Vista (February 2024 – Present)

- As part of the recent engagement with MNC over ~6 weeks:
  - Vista addressed nearly 200 information requests and questions from MNC
  - Vista management held over a dozen meetings with MNC to provide MNC with detailed information covering management's forecasted financial performance for both The Kinetic Group and Revelyst, supply chain, commercial operations, HR, tax and accounting, among other topics
  - MNC had access to a virtual data room containing approximately 4,900 documents

VISTA OUTDOOR

10

MNC Proposal Significantly Undervalues Revelyst

MNC Proposal Caps Revelyst Upside

MNC June 6 Indication Price



$39.50

VISTA OUTDOOR

A Sale of The Kinetic Group (1) Unlocks Revelyst Potential

Implied Revelyst Metrics (2) ($MM)	As of: 3/31/25	As of: 3/31/26
Projected Revelyst NTM EBITDA	145	210
Memo: EBITDA Margin	*11%*	*14%*
Illustrative Aggregate Value	1,450	2,100
Revelyst Equity Value (excl. Cash Value)	**1,450**	**2,100**
(÷) Fully Diluted Shares Outstanding	59	59
Revelyst Share Price (excl. Cash Value)	**$24.00**	**$35.00**

NTM Projected Revelyst EBITDA of $145MM Only ~9 Months From Now

Breakeven EBITDA of only ~$105MM Required to Equal MNC's Offer Price (2)



~$57.00 - $46.00

REVELYST

~$46.00 - $57.00 Implied Vista Projected Share Price

=

$16.00 Per Share Cash Merger Consideration in CSG Deal

+

~$6.00 Per Share Expected Revelyst Cash Balance

+

~$24.00 - $35.00 Revelyst Value (Excl. Cash Value)

Cash Consideration to Stockholders | Expected Revelyst Cash Balance | Implied Value of Revelyst (excl. Cash Value)

Source: Company Filings

Notes:

1. Assumes the pay down of all debt and the approximately $930MM, or $16.00 / share payment to stockholders
2. Illustrative value assumes a Revelyst AV / EBITDA of 10.0x; Revelyst aggregate value and equity value is rounded to the nearest $5MM; Revelyst price per share is rounded to the nearest dollar

VISTA OUTDOOR

11

12 Analysis From Financial Advisors Supports Revelyst as Undervalued Vista Financial Advisors’ Indicative DCF Analyses MNC Proposal MNC Capital Key Considerations Vista Financial Advisors both separately conducted a thorough indicative DCF analysis that arrived at a consistent range of values for Vista Vista Financial Advisors’ DCFs illustrate the combined value to Vista stockholders of (i) the net proceeds expected from the sale of The Kinetic Group, (ii) the expected cash balance at Revelyst and (iii) Revelyst's long-term plan MNC’s offer of $39.50 does not adequately reflect the long-term intrinsic value of Vista, particularly for Revelyst Vista Share Price Vista Share Price (1) Note: 1. Rounded to the nearest $0.05 $39.50 $52.10 - $46.50 $55.60 - $45.30 $39.50

Sale of The Kinetic Group is the Best Strategic Alternative to Maximize Stockholder Value 13 Crystalizes Significant Value for The Kinetic Group Delivers Certainty of Value Provides Attractive Tax Treatment for Stockholders Versus a Divestiture Result of a Thorough and Competitive Sale Process Allows Each Business Segment to Reach its Full Potential Conducted a Thorough Strategic Review of Alternatives 1 2 3 4 5 6

14 The Vista Outdoor Board is Always Receptive to Opportunities that Maximize Stockholder Value The Board is always receptive to opportunities that will help achieve that goal The Board takes its fiduciary responsibilities seriously and is deeply committed to maximizing value for all of our stockholders Consistent with its initial decision to separate The Kinetic Group and Revelyst businesses, the Board intends to deliver an outcome that is in the best interests of Vista Outdoor stockholders 1 2 3